                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                      __________________________________

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                           ADVANCED TISSUE SCIENCES
                               (Name of Issuer)


                         Common Shares, $.01 Par Value
                        (Title of Class of Securities)


                                   00755F 10
                                (CUSIP Number)


                               James A. Ralston
                          Smith & Nephew SNATS, Inc.
                               1450 Brooks Road
                              Memphis, TN  38116
                                (901) 396-2121
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 18, 1999
            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                             (Page 1 of 17 Pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 00755F 10                                       PAGE 2 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Smith & Nephew SNATS, Inc. 62-159-8647
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,333,710
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,333,710
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,333,710
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 00755F 10                                      PAGE 3 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Smith & Nephew Holdings, Inc. 51-037-7156
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,333,710
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,333,710
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,333,710
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 00755F10                                       PAGE 4 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Smith & Nephew plc
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England and Wales
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,333,710
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,333,710
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,333,710
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 00755F 10

                                                              Page 5 of 17 Pages

This Schedule 13D, filed jointly by Smith & Nephew plc ("Parent"), Smith & Nephew Holdings, Inc. ("Holdings") and Smith & Nephew SNATS, Inc. ("S&N"), relates to the common stock, par value $.01 per share ("ATS Common Stock") of Advanced Tissue Sciences, Inc., a Delaware corporation ("ATS"), and is being filed pursuant to Rule 13D-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").


Item 1.  Security and Issuer.
         --------------------

     This statement relates to the ATS Common Stock. ATS is a Delaware corporation, the principal executive offices of which are located at 10933 North Torrey Pines Road, La Jolla, California 92037.


Item 2.  Identity and Background.
         ------------------------

     This Statement is being filed by the Parent, Holdings and S&N.

     The Parent is a corporation incorporated under the laws of England and Wales. Its principal executive offices are located at 2 Temple Place, London, England WC2R 3BP. It is engaged in the medical and healthcare business.

     Holdings, an indirect, wholly-owned subsidiary of Parent, is a corporation incorporated under the laws of Delaware. Its principal executive offices are located at 1201 N. Orange Street, Suite 788, Wilmington, Delaware 19801-1119. It is a holding company.

     S&N, an indirect wholly owned subsidiary of Parent, and a direct, wholly owned subsidiary of Holdings, is a corporation incorporated under the laws of Delaware. Its principal executive offices are located at 1201 N. Orange Street, Suite 788, Wilmington, Delaware 19801-1119. It is a holding company.

     Annex A, attached hereto and incorporated by reference, sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and of each director of Parent.

     Neither Parent nor any of the persons listed in Annex A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither Parent nor any of the persons listed on Annex A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 00755F 10
                                                              Page 6 of 17 Pages

     Annex B attached hereto and incorporated by reference, sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and of each director of Holdings.

     Neither Holdings nor any of the persons listed in Annex B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither Holdings nor any of the persons listed on Annex B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Annex C, attached hereto and incorporated by reference, sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and of each director of S&N.

     Neither S&N nor any of the persons listed in Annex C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither S&N nor any of the persons listed on Annex C has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Pursuant to a Stock Purchase Agreement dated January 14, 1998, (the "Purchase Agreement") between S&N and ATS, S&N acquired 1,533,115 shares of the ATS Common Stock for $13.0453333333 per share or a total of $19,999,996.21.
The funds for such acquisition were obtained from working capital.

     Pursuant to a Promissory Note dated March 31, 1997 as amended June 18, 1999 (the "Note"), S&N loaned ATS $10,000,000. This loan was repayable by ATS in either cash or, under certain circumstances, ATS Common Stock. The funds for such loan were obtained from working capital. On June 18, 1999 ATS notified S&N of its election, pursuant to Section 2.3 of the Note, to repay the outstanding amounts under the Note in shares of ATS Common Stock. On June 30, 1999 ATS issued S&N 2,800,595 additional shares of ATS Common Stock.

CUSIP NO. 00755F 10
                                                              Page 7 of 17 Pages

Item 4.  Purpose of Transaction.
         ----------------------

     The purpose of acquiring the shares is for investment. Depending upon its evaluation of ATS' business prospects and financial condition, the market for ATS Common Stock and other factors that it may deem material to its investment decision, S&N may acquire additional shares of ATS Common Stock in the open market, in private transactions or by any other permissible means or may dispose of all or a portion of the shares of ATS Common Stock which are currently owned or which are hereafter acquired.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     S&N holds 4,333,710 shares of ATS Common Stock representing approximately 8.30% of the 52,196,257 issued and outstanding shares.

     The number of shares of ATS Common Stock as to which S&N has:

     (i)   sole power to vote or direct the vote is 4,333,710 shares;

     (ii)  shared power to vote or to direct the vote is 0 shares;

     (iii) sole power to dispose or to direct the disposition is 4,333,710; and

     (iv)  shared power to dispose or direct the disposition is 0.

     No other transactions in ATS Common Stock were effected by Parent, Holdings or S&N within the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

      S&N and ATS are involved in a variety of ongoing arrangements and understandings. In April 1996, S&N and ATS entered into an agreement to form a fifty-fifty joint venture for the worldwide commercialization of Dermagraft, ATS' tissue-engineered replacement for the treatment of diabetic foot ulcers (the "Dermagraft Joint Venture"). In January 1998, S&N and ATS expanded the Dermagraft Joint Venture to include, with certain exceptions, any products using ATS' technology for medical care and treatment of skin tissue wounds, such as pressure and venous ulcers, burns and skin tissue defects. The Dermagraft Joint Venture was further expanded in August, 1998 by giving S&N the exclusive right to market TransCyte as a temporary covering for full and partial thickness burns in the United States, beginning in October 1998. Under the terms of the Dermagraft Joint Venture agreements, ATS is responsible for supervising the manufacturing of Dermagraft and TransCyte. S&N's existing wound care sales force and distribution network is used to market the products.

CUSIP NO. 00755F 10
                                                           Page of 8 of 17 Pages

      As consideration for entering into the Dermagraft Joint Venture, S&N paid ATS $10 million in 1996. In connection with the 1998 expansion of the joint venture, S&N and ATS entered into the Purchase Agreement pursuant to which S&N purchased 1,533,115 shares of ATS Common Stock. The Dermagraft Joint Venture agreements also provide for certain payments by S&N to ATS upon the achievement of certain milestones. The first of these payments, $15 million, was made in January, 1999 and up to an additional $136 million may be payable in the future. ATS and S&N will share equally in the expenses and revenues of the Dermagraft Joint venture except, as provided in the expansion agreements, ATS will fund the first $6 million of expenses for conducting clinical trials and for regulatory support of Dermagraft and TransCyte in the treatment of venous and pressure ulcers as well as certain manufacturing and distribution costs and certain costs related to post-market studies of TransCyte through December 1999. Pursuant to the Dermagraft Joint Venture agreements, each of S&N and ATS have certain rights or obligations to purchase the other's interest under certain circumstances.

      In connection with the Dermagraft Joint Venture, Parent and ATS each own 50% of DermEquip, L.L.C. ("DermEquip"). In August 1997, DermEquip entered into a term loan agreement with The Chase Manhattan Bank to borrow up to $16 million (the "Chase Loan") through June 1998. During the first half of 1998, DermEquip completed drawdowns under the loan agreement to a total of $16 million. Principal is payable in equal quarterly installments from June 1998 through June 2004. The Chase Loan bears interest payable quarterly at the 90-day London Interbank Offered Rate ("LIBOR") plus 1/4 percent (5.56% at December 31, 998). DermEquip's obligations with respect to the Chase Loan are jointly and severally guaranteed by Parent and ATS. The guarantees are secured by DermEquip's assets, having a carrying value of $14,485,000 as of December 31, 1998, and by each of Parent's and ATS' interest in DermEquip.

      In 1994, S&N and ATS entered into a separate fifty-fifty joint venture for the worldwide development, manufacture and marketing of human-based, tissue-engineered cartilage for orthopedic applications (the "Cartilage Joint Venture"). Under the agreement, S&N contributed the first $10 million in the Cartilage Joint Venture funding and ATS contributed certain technology licenses. Revenues and expenditures of the Cartilage Joint Venture after the first $10 million are being shared equally by the partners. In addition, S&N provided ATS with a $10 million loan commitment to fund ATS' share of the expenditures of the Cartilage Joint Venture. The Cartilage Joint Venture also has the right of first negotiation to develop tissue-engineered bone, tendon and ligament for orthopedic applications.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit I      Agreement of Joint Filing*

Exhibit II Common Stock Purchase Agreement, dated January 14, 1998 between Advanced Tissue Sciences, Inc. and Smith and Nephew SNATS, Inc.,

CUSIP NO. 00755F 10
                                                           Page of 9 of 17 Pages

               incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1998 by Advanced Tissue Sciences, Inc.

Exhibit III Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., dated March 31, 1997, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit IV Amendment to the Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., dated June 18, 1999.*

Exhibit V Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated May 6, 1994, incorporated by reference to
               Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1994 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit VI Heads of Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated April 29, 1996, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1996 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit VII Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc. dated June 11, 1997, incorporated by reference to Exhibit 10.2 to the Form 10-Q for the Quarter Ended June 30, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit VIII Heads of Agreement dated January 14, 1998 between Advanced Tissue Sciences Inc. and Smith & Nephew plc, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated January 14, 1998 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit IX Heads of Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated August 6, 1998, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended June 30, 1998 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit X U.S. $16,000,000 Loan Facility to DermEquip, L.L.C. provided by the Chase Manhattan Bank dated August 12, 1997, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended September 30, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

________________
* Filed herewith.

CUSIP NO. 00755F 10
                                                             Page 10 of 17 Pages

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                                       /s/ Clifford K. Lomax
                                       ---------------------------------------
                                       Title:  Vice President and Treasurer
                                               -------------------------------
                                       Dated:  July 9, 1999
                                               -------------------------------

CUSIP NO.00755F 10                                          Page 11 of 17 Pages
                                    ANNEX A
                                    -------

                       EXECUTIVE OFFICERS AND DIRECTORS
                                      OF
                              SMITH & NEPHEW PLC


-----------------------------------------------------------------------------------------------------------------
       Name                           Position                      Address                    Citizenship
-----------------------------------------------------------------------------------------------------------------
John H. Robinson                    Chairman                     Smith & Nephew plc            British
                                                                 2 Temple Place
                                                                 Victoria Embankment
                                                                 London
                                                                 WC2R 3BP
-----------------------------------------------------------------------------------------------------------------
Christopher J. O'Donnell            Chief Executive              Smith & Nephew plc            British
                                                                 2 Temple Place
                                                                 Victoria Embankment
                                                                 London
                                                                 WC2R 3BP
-----------------------------------------------------------------------------------------------------------------
Alan R. Fryer                       Executive Director           Smith & Nephew Europe         British
                                    (responsible for Consumer,   Alum Rock Road
                                    ENT, Casting & Bandaging     Birmingham
                                    and Rehabilitation           B8 3DZ
                                    Businesses)
-----------------------------------------------------------------------------------------------------------------
Peter Hooley                        Finance Director             Smith & Nephew plc            British
                                                                 2 Temple Place
                                                                 Victoria Embankment
                                                                 London
                                                                 WC2R 3BP
-----------------------------------------------------------------------------------------------------------------
Sir Anthony Cleaver                 Non-Executive Director       AEA Technology plc            British
                                                                 15 Lower Regent Street
                                                                 London
                                                                 SW2Y 4 LR
-----------------------------------------------------------------------------------------------------------------
Sir Timothy Lankester               Non-Executive Director       School of Oriental and        British
                                                                 African Studies
                                                                 Thornbough Street
                                                                 Russell Square
                                                                 London
                                                                 WC1H 0XG
-----------------------------------------------------------------------------------------------------------------
Dr. Nancy Lane                      Non-Executive Director       Dept. of Zoology,             British
                                                                 University of Cambridge
                                                                 Downing Street
                                                                 Cambridge
                                                                 CB23EJ
-----------------------------------------------------------------------------------------------------------------

CUSIP NO. 00755F 10                                          Page 12 of 17 Pages

-------------------------------------------------------------------------------------------------------------------
Sir Brian Pearse             Non-Executive Director      Smith & Nephew plc          British
                                                         2 Temple Place
                                                         Victoria Embankment
                                                         London
                                                         WC2R 3BP
-------------------------------------------------------------------------------------------------
Dr. Rolf Stomberg            Non-Executive Director      22 Hill Street              German
                                                         Mayfair
                                                         London
-------------------------------------------------------------------------------------------------
Michael G. Parson            Company Secretary           Smith & Nephew plc          British
                                                         2 Temple Place
                                                         Victoria Embankment
                                                         London
                                                         WC2R 3BP
-------------------------------------------------------------------------------------------------
Larry W. Papasan             (responsible for            Smith & Nephew              U.S.A.
                             Orthopaedics                Orthopaedics
                                                         1450 Brooks Road
                                                         Memphis, TN  38116
-------------------------------------------------------------------------------------------------
Alan Suggett                 (responsible for Group      Smith & Nephew              British
                             Research & Development)     Group Research Centre
                                                         York Science Park
                                                         Heslington
                                                         York
                                                         YO1 5DF
-------------------------------------------------------------------------------------------------
Ronald M. Sparks             (responsible for            Smith & Nephew Endoscopy    U.S.A.
                             Endoscopy)                  160 Dascomb Road
                                                         Andover, MA  01810
-------------------------------------------------------------------------------------------------
Graham H. Siddle             (responsible for            Smith & Nephew Europe       British
                             Indirect Markets)           Alum Rock Road
                                                         Birmingham
                                                         B8 3DZ
-------------------------------------------------------------------------------------------------
Paul M. Williams             (responsible for Human      Smith & Nephew plc          British
                             Resources)                  2 Temple Place
                                                         Victoria Embankment
                                                         London
                                                         WC2R 3BP
-------------------------------------------------------------------------------------------------
Peter W. Huntley             (responsible for            Smith & Nephew plc          Australian
                             Business Development)       2 Temple Place
                                                         Victoria Embankment
                                                         London
                                                         WC2R 3BP
 -------------------------------------------------------------------------------------------------
 James L. Dick               (responsible for Wound      Smith & Nephew Wound        British
                             Management)                 Management
                                                         P.O. Box 81
                                                         Hessle Road
                                                         Hull
                                                         HU3 2BN
-------------------------------------------------------------------------------------------------

CUSIP NO. 00755F 10                                          Page 13 of 17 Pages


                                    ANNEX B
                                    -------

                       EXECUTIVE OFFICERS AND DIRECTORS
                                      OF
                         SMITH & NEPHEW HOLDINGS, INC.


NAME              POSITION                 ADDRESS                 CITIZENSHIP
----              --------                 -------                 -----------

Cliff Lomax       Chairman of the Board,   1450 Brooks Road          British
                  President                Memphis, TN 38116

Ron Sparks        Vice President,          160 Dascomb Road          U.S.A.
                  Secretary, Treasurer,    Andover, MA 01810
                  Director

Larry Bobiak      General Manager          1201 N. Orange Street     U.S.A.
                                           Suite 788
                                           Wilmington, DE 19801

Jack Blair        Non-Executive            Smith & Nephew Inc.       U.S.A.
                  Director                 1450 Brooks Road
                                           Memphis, TN 38116

Jim Ralston       Assistant Secretary      Smith & Nephew Inc.       U.S.A.
                                           1450 Brooks Road
                                           Memphis, TN 38116

CUSIP NO. 00755F 10                                          Page 14 of 17 Pages


                                    ANNEX C
                                    -------

                       EXECUTIVE OFFICERS AND DIRECTORS
                                      OF
                          SMITH & NEPHEW SNATS, INC.

NAME                         POSITION                  ADDRESS                  CITIZENSHIP
----                         --------                  -------                  -----------
Lucy Fuller                  Director                  Smith & Nephew plc       British
                                                       2 Temple Place
                                                       Victoria Embankment
                                                       London, WC2R 3P
                                                       England

James A. Ralston             Secretary                 Smith & Nephew Inc.      U.S.A.
                                                       1450 Brooks Road
                                                       Memphis, TN  38116

Cliff Lomax                  Director, Vice            Smith & Nephew Inc.      British
                             President, Treasurer      1450 Brooks Road
                                                       Memphis, TN  38116

Alan Suggett                 Chairman of the           Smith & Nephew           British
                             Board, President          Group Research Centre
                                                       York Science Park
                                                       Heslington
                                                       York, Y01 5DF
                                                       England

CUSIP NO. 00755F 10                                          Page 15 of 17 Pages


                                 EXHIBIT INDEX


Exhibit I           Agreement of Joint Filing*

Exhibit II Common Stock Purchase Agreement, dated January 14, 1998 between Advanced Tissue Sciences, Inc. and Smith and Nephew SNATS, Inc., incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1998 by Advanced Tissue Sciences, Inc.

Exhibit III Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., dated March 31, 1997, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit IV Amendment to the Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., dated June 18, 1999.*

Exhibit V Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated May 6, 1994, incorporated by reference to
                    Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1994 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit VI          Heads of Agreement between Advanced Tissue Sciences, Inc.
                    and Smith & Nephew plc dated April 29, 1996, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1996 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit VII Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc. dated June 11, 1997, incorporated by reference to Exhibit 10.2 to the Form 10-Q for the Quarter Ended June 30, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit VIII Heads of Agreement dated January 14, 1998 between Advanced Tissue Sciences Inc. and Smith & Nephew plc, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated January 14, 1998 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

CUSIP NO. 00755F 10                                          Page 16 of 17 Pages


Exhibit IX          Heads of Agreement between Advanced Tissue Sciences, Inc.
                    and Smith & Nephew plc dated August 6, 1998, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended June 30, 1998 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit X U.S. $16,000,000 Loan Facility to DermEquip, L.L.C. provided by the Chase Manhattan Bank dated August 12, 1997, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended September 30, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

________________
* Filed herewith.